March 25, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Premier Biomedical, Inc. Registration Statement on Form S-1 File No. 333-209125

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned President of Premier Biomedical, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 10:00 a.m. EST on Wednesday, March 30, 2016, or as soon thereafter as is practicable.

In connection with this request, this letter acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ William A. Hartman
William A. Hartman,
President